

Mail Stop 3720

June 23, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

   RE: **SecureAlert, Inc.**
     Preliminary Information Statement on Schedule 14C
     Filed April 15, 2010
     File No. 000-23153

Dear Mr. Derrick:

  We have completed our review of your Schedule 14C and have no further comments at this time.

       Sincerely,

       Larry Spirgel
       Assistant Director